Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Ava PEREZ
Tél. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigeria: Hydrocarbon discovery on the OPL 223 license
Paris, December 16, 2009 - Total announces that its subsidiary, Total Exploration & Production Nigeria Ltd, has discovered hydrocarbons in the southern portion of the Oil Prospecting License (OPL) 223 deepwater offshore South-Eastern Nigeria.
The Owowo South B-1 well was drilled in a water depth of 670 metres and is located 20 kilometres East of the Usan field, currently under development. The well reached a total measured depth of 2,227 metres and discovered several oil bearing reservoirs with a fluid qualified as light oil according to shows during drilling and from logging data.
Under the production sharing contract governing the OPL 223, Nigerian National Petroleum Corporation (NNPC) is concessionaire of the license, which in turn is operated by Total Exploration & Production Nigeria Ltd (18%) in partnership with its co-venturers: Chevron Nigeria Deepwater F Ltd (27%), Esso Exploration and Production Nigeria (Upstream) Ltd (27%), Nexen Petroleum Exploration & Production Nigeria Ltd (18%) and Nigerian Petroleum Development Company (NPDC) Ltd (10%).
Total’s commitment to local communities
Total is committed to promoting the development of local communities through its activities and has actively encouraged its contractors to use Nigerian resources wherever possible, over and above local regulations.
The Akpo project, with production started in 2009, in which Total displayed its expertise to ensure sustainable development of the country’s energy resources in the deep offshore, has generated more than 11 million man-hours in Nigeria and will generate up to an overall total of 15 million man-hours in Nigeria by the time it is complete.
The Usan project will follow suit with approximately 60% of man-hours planned in Nigeria. The basic engineering studies for the Egina field on Oil Mining Lease (OML) 130, will be performed in Nigeria. The Group will continue to develop the expertise of Nigerian companies in deep offshore project-related work. This is particularly the case in the Niger Delta region, from which more than half of Total’s Nigerian employees originate and where the majority of the Group’s operations in the country are located.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Ava PEREZ
Tél. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Exploration & Production Nigeria
Total has been operating in exploration and production in Nigeria for close to 50 years. Total’s operated production in Nigeria comes from the OML 58, 99, 100 and 102 blocks as part of a joint venture with NNPC. The main fields are Obagi, Obite, Amenam-Kpono, Ofon and Odudu. Total also operates block OML 130, which contains the Akpo deep water development that started production in March.
Total has other significant equity production in Nigeria from its interests in non-operated ventures, particularly the SPDC joint venture (10%) and SNEPCO (12.5%), which includes the Bonga field. Total also holds a 15% interest in NLNG with a current LNG production capacity of 21.9 million metric tons per year.
Developing the country’s deep offshore resources is one of the Group’s main growth drivers in Africa. The development of the OML 138 Usan field, Total’s second development in deep offshore Nigeria, was launched in early 2008 and the field is expected to come on stream in 2012. Near Akpo in the OML 130, the Egina field whose basic engineering studies are underway, will be Total’s third deep offshore development in Nigeria.
In 2008 the Group’s production in Africa amounted to 783,000 barrels of oil equivalent per day representing 33% of the Group’s overall production. In addition to Nigeria, Total also produces in Algeria, Libya, Cameroon, Gabon, the Republic of Congo and Angola.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com